

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2022

Susan Shinoff
General Counsel
Presto Automation Inc.
985 Industrial Road
San Carlos, CA 94070

> **Re: Presto Automation Inc.**
> **Registration Statement on Form S-1**
> **Filed October 21, 2022**
> **File No. 333-267979**

Dear Susan Shinoff:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed October 21, 2022

Cover Page

1. For each of the shares and warrants being registered for resale, disclose the price that the selling securityholders paid for such shares and warrants.

2. We note that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.

Risk Factors, page 31

3.   We note your statement that you may not be able to timely file reports required by the Exchange Act. We also note that you did not timely file your Form 10-Q for the quarter ended March 30, 2021. Update and revise your risk factor to disclose that you did not timely file the report and that you may not be able to timely file similar reports in the future.

Management's Discussion and Analysis, page 63

4.   Please disclose in this section the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of your common stock.

Liquidity and Capital Resources, page 77

5.   In light of the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the company's liquidity position since the business combination. Please discuss the effect of this offering on the company's ability to raise additional capital.

General

6.   We note your disclosure that your warrants are out-of-the money and that you do not expect to receive cash proceeds from the exercise of warrants until this is no longer true. Please provide similar disclosure in your MD&A section. If applicable, throughout your filing, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

7.   Revise your prospectus to disclose the price that each selling securityholder paid for the shares and warrants being registered for resale. Highlight any differences in the current trading price, the prices at which the Sponsors and PIPE investors acquired their shares and warrants, and the price at which the public securityholders acquired their shares and warrants. Disclose that, while the Sponsors and PIPE investors may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

8.   Please revise to update your disclosures throughout the filing and address areas that present inconsistencies. For example, on page 108, you make statements about what might happen "[i]f VTAQ completes the Business Combination" or "[i]n the event that the Business Combination does not close." These statements should be updated given that the Business Combination closed on September 21, 2022.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Jan Woo, Legal Branch Chief, at (202) 551- 3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Colin Diamond